EXHIBIT 3.9(a)

CERTIFICATE OF FORMATION

OF

CB/TCC, LLC

1. The name of the limited liability company is CB/TCC, LLC (the “Company”).

2. The address of the registered office of the Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of the registered agent of the Company is The Corporation Trust Company.

3. The Certificate of Formation shall be effective with the Secretary of State of Delaware on July 1, 2007.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of the Company this 29 day of June, 2007.

By:	/s/ Brian D. McAllister
Brian D. McAllister Authorized Person